UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TERAWULF INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

December 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104

1.	Names of reporting persons. Opportunity Four of Parabolic Ventures Holdings LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 10,000,000(1)
	6.	Shared voting power 0
	7.	Sole dispositive power 10,000,000 (1)
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 10,000,000 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Item 9 6.89% (2)
12.	Type of reporting person (see instructions) OO

(1)	Consisting of a total of 10,000,000 shares of common stocks and warrants registered in the Issuer’s Form S-3.
(2)	Percentage calculation based on (a) 145,219,109 shares of the Issuer’s common stock outstanding as of December 12, 2022 pursuant to the Issuer’s 424B5.

ITEM 1.

(A) NAME OF ISSUER:

TeraWulf Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

9 Federal Street, Easton, MD 21601

ITEM 2.

(A) NAME OF PERSON FILING:

Opportunity Four of Parabolic Ventures Holdings LLC

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

8 The Green, Suite 4000, Dover, DE 19901

(C) CITIZENSHIP:

United States

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share

(E) CUSIP NUMBER:

88080T104

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(A) AMOUNT BENEFICIALLY OWNED:

10,000,000

(B) PERCENT OF CLASS: 6.89% - Percentage calculation based on (a) 145,219,109 shares of the Issuer’s common stock outstanding as of December 12, 2022 pursuant to the Issuer’s 424B5.

(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 10,000,000
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 10,000,000
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 27, 2023

By:	/s/ Mateo Levy

Name:	Mateo Levy, Managing Member